Zentek Launches National Sampling Program for
ZenGUARD™ Antimicrobial Surgical Masks

Guelph, ON - July 24, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company announces that it will embark on a Canada-wide sampling program for dental professionals facilitated by Henry Schein Inc. ("Henry Schein") that will see ZenGUARD™ Antimicrobial Surgical Masks included in product shipments to Henry Schein customers.

In addition to offering dental practitioners and their patients a surgical mask with better protection against infectious agents, ZenGUARD™ Antimicrobial Surgical Masks are also proven to eliminate 99.9% of bacteria, which can collect on the skin when wearing a surgical mask for extended periods and cause acne. The Company believes this program will introduce ZenGUARD™ Antimicrobial Surgical Masks and this unique value proposition to nearly all Henry Schein customers across Canada.

"The safety of staff and patients in dental practices is paramount, and surgical masks play a crucial role as they serve as a primary barrier against the transmission of infectious agents, including bacteria, viruses, and other pathogens. With the ability for ZenGUARD™ Antimicrobial Surgical Masks to eliminate bacteria and filter more virus particles compared to standard ASTM Level 3 surgical masks, we believe that this technology should be the new standard of protection for this incredibly important market segment," said Greg Fenton, Zentek CEO.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.